82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

03032310

September 17, 2003

03 SEP 25 AM 7:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 17, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Secretary

/kn
enclosure

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

9/26

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

September 17, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces Additional Information on Previous Discoveries of Diamonds on Kenieba Diamond Concession

VANCOUVER, BC – Willis W. Osborne (M.Sc. Geol.), President of African Metals Corporation (TSX Venture Exchange AFR), is very pleased to announce information on the previous discoveries of alluvial diamonds of 34, 51, 98 and 232 carats within the Company's new 1063 sq. km Kenieba Diamond concession. At the time of the September 3, 2003 news release on the granting of a permit on the Kenieba Diamond concession to the Company, sufficient confirmation of the location of these diamonds had not been received. The Company now has adequate information on the location and history of them.

The discovery of the 34, 51, and 98 carat diamonds was documented by the Bureau de Recherches Géologiques et Minières (BRGM), an agency of the French Government. The diamonds were discovered in three separate locations within the eastern part of the concession. Mamadou Keita (M.Sc. Geol.), Director of African Metals reports that the 34 and 51 carat diamonds were found by farmers as they were working their fields.

The Koufara, Batifara and Kassama kimberlites, also in the eastern part of the concession, are aligned in a south-southeasterly direction. These are aligned along a fault, which, if projected a further 12 km south of the Kassama kimberlite, comes close to the site of the discovery of the 98 carat diamond and provides possible evidence for the existence of a nearby kimberlite. Further evidence for a kimberlite proximal to the locations of the 34, 51 and 98 carat diamonds is the fact that previous sampling within 600 to 1000 m of the site of each diamond shows moderate to high counts of picroilmenite, an indication that kimberlites could occur in close proximity to each of the diamonds. No detailed follow-up has been done in any of these three areas.

The 232 carat diamond was found 3 km south of the location of the discovery of the 51.7, 98.0, 102.0 and 137.5 carat diamonds mentioned in the September 3, news release. It might be added that the 51.7 and 98.0 carat diamonds are not the same as the 51 and 98 carat diamonds mentioned above. The 232 carat diamond was discovered in 1981 in a pit dug by a man known by Mr. Keita. The diamond was sold at the Banque du Development du Mali. Just recently diamonds of 0.3 and 0.5 carats were discovered by women orpailleurs in the same area.

In the Company's initial program in the area, to start in mid-September, 3 of a total of 10 large, test pits will be dug in the area where the 232 carat diamond was found. Additional pits will be dug where the cluster of large diamonds were found 3 km to the north. The remaining pits will be dug between the two sites. The Company is currently outlining a second program to attempt to locate the source kimberlites for the large diamonds found on the concession.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
President & Director